July 25, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Enduro Resource Partners LLC Enduro Royalty Trust Amendment No. 1 to Registration Statement on Form S-1 File No. 333-174225 Filed July 1, 2011
Ladies and Gentlemen:
     Set forth below are the responses of Enduro Resource Partners LLC, a Delaware limited liability company (“Enduro Sponsor”), and Enduro Royalty Trust (the “Trust” and, together with Enduro Sponsor, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 20, 2011 with respect to the above-referenced Registration Statement (the “Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Amendment No. 1 to Registration Statement on Form S-1
General
1.	We remind you of prior comments 1 through 4 from our letter to you dated June 13, 2011. In this regard, please also file the registration rights agreement with Enduro Sponsor.

Response: The Registrants acknowledge the Staff’s comment and have filed the registration rights agreement with Amendment No. 2.

2.	We note your response to prior comments 5 and 6 from our letter dated June 13, 2011. Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin or region where hydraulic fracturing is used.

Response: The Registrants acknowledge the Staff’s comment and have provided the requested information in the attached Exhibit A.

3.	We note your disclosure on page 27 that “The operators of the Underlying Properties may be unable to recover some or any of these costs from insurance, in which case the amount of cash received by the trust may be decreased.” Please revise your disclosure to discuss, particularly with respect to pollution liability and associated environmental remediation costs:
•	the applicable policy limits and deductibles related to the Trust’s insurance coverage;

•	the related indemnification obligations of the Trust and those of the third party operators, if applicable;

•	the insurance coverage with respect to any liability related to any resulting negative environmental effects; and

•	the risks for which you are insured for hydraulic fracturing operations on the Underlying Properties.
Response: The Registrants acknowledge the Staff’s comments and have revised page 27 of the Registration Statement. The Trust does not have any insurance relating to the operations of the Underlying Properties; however, the Trust will receive the benefit of Enduro Sponsor’s insurance.

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Use of Proceeds, page 35
4.	We note your response to prior comment 13 from our letter dated June 13, 2011 and reissue the comment in part. Please expand to disclose by footnote or otherwise in sufficient detail the activities or expenses that constitute “general limited liability company purposes.”

Response: The Registrants acknowledge the Staff’s comment and have revised page 35 of the Registration Statement.
Engineering Comments
Production Estimates and Development Expenses, page 47
5.	We note your response to prior comment 25 from our letter dated June 13, 2011 in which you reference the “stable production” of your properties. We further note that your statement on page 47 that the “Enduro Sponsor expects the annual decline rate after five years will increase to 9% per year.” However, those statements do not appear to reconcile with the fact that you incurred production declines of 5.4% in 2009 and 12% in 2010. Please revise your disclosures accordingly or provide us with further support for your position that your production is stable and that your production decline will “increase” to 9%. Make any adjustments to your projected cash distributions as well.

Response: The Registrants have revised pages 48 and 49 of the Registration Statement in response to the Staff’s comments.

6.	Regarding your response to prior comment 26 from our letter dated June 13, 2011, as previously requested please revise your document to comply with all the requirements of Item 1203 concerning proved undeveloped reserves, including the amount of capital you spent to convert proved undeveloped reserves to proved developed reserves.

Response: The Registrants have revised page 68 of the Registration Statement in response to the Staff’s comments.

7.	Regarding your response to prior comment 29 from our letter dated June 13, 2011, we note that you stated you added 29 Proved Undeveloped reserve locations in the Lower Cotton Valley and Haynesville Shale. Please tell us how many of those wells have been drilled and their results. In addition, pleases tell us the justification for classifying those locations as proved undeveloped reserves in 2010. In addition, please tell us the average EUR of a Haynesville Shale PUD versus a Lower Cotton Valley (LCV) PUD, the estimated average drilling costs and estimated completion cost of a Haynesville well and a LCV well and the average length of time it will take both a Haynesville well and a LCV well to produce the estimated reserves. Tell us on average how much future investment was included in the reserve evaluations for

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re-fracturing of the shale wells and the time interval estimated between re-fracs and the basis for that estimate.

Response: Of the 29 proved undeveloped reserve locations referred to in the Registrants’ response to prior comment 29 of the Staff’s comment letter dated June 13, 2011, 2 wells have been drilled to date in the Haynesville Shale. These 29 locations were classified as proved undeveloped reserves in 2010 because each of the PUD locations directly offset producing wells in the Haynesville Shale or Lower Cotton Valley (“LCV”) formations. In addition, Enduro Sponsor has communicated with the third party operators and expects the development of the Haynesville Shale and LCV through horizontal drilling to continue at historical pace of development over the next five years. It is important to note that 26 (2.5 net) wells are in various stages of initial production and completion in the Haynesville Shale for 2011.

Haynesville Shale

To date, 27 Haynesville Shale wells have been tested or drilled on the Underlying Properties (20 in Kingston and 7 in Elm Grove). Another 8 Haynesville Shale wells have been drilled directly offset to the Underlying Properties. The current horizontal drilling in the Haynesville Shale can be characterized as very prolific. New Haynesville Shale wells test with initial rates of production of 16 MMcf per day in Kingston and 12 MMcf per day in the Elm Grove field. The wells exhibit a hyperbolic decline signature with initial declines of 70-75% in the first year and hyperbolic factor 0.9 to over 1. A new horizontal well can often produce 0.75 to 1 Bcf in the first 90 days of production. However, these wells decline rapidly in the first 3 years of production and then begin to lessen in their decline to more moderate rates. Total EUR for a Haynesville Shale PUD in the Elm Grove and Kingston fields is 6 and 11 Bcf, respectively. A Hayneville Shale well is expected to produce these reserves over 50 years. The estimated average drilling cost for a Haynesville Shale well is $5.4 million. The estimated average completion cost for a Haynesville Shale well is $3.6 million. There are no future investments for re-fracturing assumed in the reserve calculations.

Lower Cotton Valley

To date, 8 LCV wells have been drilled on the Underlying Properties. Another 1 LCV well has been drilled directly offset to the Underlying Properties. New LCV wells test with initial rates of production of 3 to 8 MMcf per day in the Elm Grove field. The wells exhibit a hyperbolic decline signature with initial declines of 60% to 70% in the first year and hyperbolic factor over 1. These wells decline rapidly in the first 3 years of production and then begin to lessen in their decline to more moderate rates. Total EUR for a LCV PUD in the Elm Grove field is 6.9 Bcf. A LCV well is expected to produce these reserves over 50 years. The estimated average drilling cost for a LCV well is $4.35 million. The estimated average completion cost for a LCV well is $2.4 million. There are no future investments for re-fracturing assumed in the reserve calculations.

8.	According to the map at the very beginning of your filing and in the table on page 2, you have identified two distinct geographic areas within your Underlying

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Properties: the Permian Basin Region in West Texas and New Mexico, and the East Texas/Northern Louisiana Region where you have identified production, reserves, PV10 value and R/P ratio of each of these geographic regions. Therefore, in regards to disclosure required by Items 1204 Oil and Gas Production, Production Prices and Production Costs; Item 1205 — Drilling and other Exploratory and Development Activities; 1206 — Present Activities; and Item 1208 — Oil and Gas Properties, Wells, Operations and Acreage, please revise your document to include these disclosures by major geographic region as directed in those specific Items.

Response: The Registrants have revised pages 54, 57, 58 and 60-64 of the Registration Statement in response to the Staff’s comments.
Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to Sean T. Wheeler at (713) 546-7418.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of LATHAM & WATKINS LLP

cc:	Jon S. Brumley, President and Chief Executive Officer
John W. Arms, Executive Vice President and
      Chief Operating Officer
Kimberly A. Weimer, Vice President and
      Chief Financial Officer
Thomas Adkins, Bracewell & Giuliani LLP
Joshua Davidson, Baker Botts L.L.P.
Gerald M. Spedale, Baker Botts L.L.P.
Craig Stone, Ernst & Young, LLP

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Exhibit A

Hydraulic Fracturing Fluid Product Component Information Disclosure

C&J Energy Services

Fracture Date	6/25/2011
State:	LA
County:	Desoto Parish
API Number:	17-031-25556
Operator Name:	EXCO Operating Company, LP
Well Name and Number:	Wadzeck 12 #3
Longitude:	-93.654175
Latitude:	32.209786
Long/Lat Projection:	NAD27
Production Type:	Gas
True Vertical Depth (TVD):	11,822
Total Water Volume* (gal):	3,034,038

Hydraulic Fracturing Fluid Composition:

Trade Name	Supplier	Purpose	Ingredients	Chemical Abstract Service Number (CAS #)	Maximum Ingredient Concentration in Additive (% by mass)**	Maximum Ingredient Concentration in HF Fluid (% by mass)**	Comments
Water	APC	Carrier / Base Fluid	Water	7732-18-5	100.00%	87.26486%	
Sand (Proppant) (lbs)	CJES	Proppant	Silica Substrate		100.00%	11.63589%	
CI-1	Economy	Acid Corrosion Inhibitor	Methanol	67-56-1	100.00%	0.00000%	
-	-	-	Polyoxyalkylenes	Trade Secret	30.00%	0.00000%	
-	-	-	Fatty Acids	Trade Secret	10.00%	0.00000%	
-	-	-	Propargyl Alcohol	107-19-7	5.00%	0.00000%	
ICA-1	Economy	Iron Control Agent	Hydrochloric Acid	7647-01-0	40.00%	0.00000%	
CS-120	X-Chem	Clay Stabilizer	Choline Chloride	Mixture	60.00%	0.00000%	
CS-231C	X-Chem	Clay Stabilizer	Ethylene Glycol	107-21-1	60.00%	0.00000%	
SC-30	X-Chem	Scale Inhibitor	Sodium Polyacrylate	N/A	30.00%	0.00000%	
B-84	X-Chem	Biocide	Glutaraldehyde	111-30-8	27.00%	0.00000%	
NGC-4	Economy	Gelling Agent	Petroleum Distillate Blend	N/A	60.00%	0.26760%	
-	-	-	Polysaccharide Blend	N/A	60.00%	0.26760%	
pH-23	Economy	Low pH Buffer	Acetic Acid	64-19-7	60.00%	0.00000%	
pH-29	Economy	High pH Buffer	Sodium Hydroxide	1310-73-2	25.00%	0.02085%	
XL-3	Economy	Borate Crosslink Accelerator	Potassium Hydroxide	1310-73-2	25.00%	0.00522%	
-	-	-	Potassium Metaborate	16481-66-6	100.00%	0.02089%	
-	-	-	Ethylene Glycol	107-21-1	25.00%	0.00522%	
XL-7	Economy	Primary Borate Crosslinker	Petroleum Distillate Blend	N/A	60.00%	0.06200%	
-	-	-	Borate Salts	10043-35-3	60.00%	0.06200%	
FR-1	Economy	Friction Reducer	Petroleum Distillate	Proprietary	100.00%	0.02114%	
-	-	-	Anionic Polyacrylamide Copolymer	Proprietary	100.00%	0.02114%	
-	-	-	Ammonium Chloride	Proprietary	100.00%	0.02114%	
Acid, Hydrochloric (15%)	CJES	Acidizing	Hydrochloric Acid	7647-01-0	15.00%	0.03760%	
SU-15	Economy	Surfactant	Methanol	67-56-1	70.00%	0.00000%	
-	-	-	Diethanolamide	N/A	70.00%	0.00000%	
Bio Break 1000	Shrieve	Low Temp Gel Breaker	Sodium Chloride	7647-14-5	25.00%	0.00648%	
-	-	-	Water	7732-18-5	75.00%	0.01943%	
-	-	-	Potassium Chloride	7747-40-7	10.00%	0.00259%	
-	-	-	Sodium Chlorite	7758-19-2	5.00%	0.00130%	
MCG-1	Economy	Zirconate Gelling Agent	Polysaccharide Blend	N/A	60.00%	0.00000%	
-	-	-	Iso-Alkanes/n-Alkanes	N/A	60.00%	0.00000%	
SU-14	Economy	Microemulsifier	Ethyleneglycol Monobutyl Ether	111-76-2	60.00%	0.00000%	
-	-	-	Terpene Hydrocarbons	94266-47-4	25.00%	0.00000%	
-	-	-	Isopropanol	67-63-0	20.00%	0.00000%	
Claymax	Economy	Clay Stabilizer	Proprietary	Mixture	100.00%	0.10216%	
BI-50L	Economy	Biocide	Sodium Hydroxide	Blend	100.00%	0.00258%	
SI-W1000	Economy	Scale Inhibitor	Proprietary	Mixture	100.00%	0.00522%	
BR-37	Economy	Low Temp Oxidizing Breaker	Calcium Peroxide	1305-79-9	30.00%	0.00000%	
-	-	-	Petroleum Distillates	N/A	80.00%	0.00000%

-	-	-	Calcium Hydroxide	1305-62-0	10.00%	0.00000%	
-	-	-	Calcium Carbonate	1317-65-3	10.00%	0.00000%	
BR-38	Economy	High Temp Oxidizing Breaker	Magnesium Peroxide	1335-26-8	30.00%	0.00000%	
-	-	-	Petroleum Distillate Blend	N/A	80.00%	0.00000%	
BR-34	Economy	Encapsulated Persulfate Breaker	Ammonium Persulfate	7727-54-0	60.00%	0.00000%	
-	-	-	Cured Acrylic Resin	N/A	25.00%	0.00000%	
-	-	-	Silica, Crystalline-Quartz	14808-60-7	15.00%	0.00000%	
BR-31	Economy	Sodium Persulfate	Peroxydisulfuric Acid Disodium Salt	7775-27-1	100.00%	0.03797%	
XL-6	Economy	Primary Zirconate Crosslinker	Zirconium Complex	N/A	30.00%	0.00000%	
-	-	-	n-Propanol	71-23-8	30.00%	0.00000%	
-	-	-	Isopropanol	67-63-0	30.00%	0.00000%	
XL-4	Economy	Low pH Crosslinker	Zirconium Complex	Mixture	45.00%	0.00000%	
pH-25	Economy	High pH Buffer	Potassium Hydroxide	1310-58-3	15.00%	0.00000%	
-	-	-	Potassium Carbonate	584-08-7	45.00%	0.00000%	
Bio Break 2000	Shrieve	High Temp Gel Breaker	Sodium Chloride	7647-14-5	15.00%	0.00000%	
-	-	-	Water	7732-18-5	75.00%	0.00000%	
-	-	-	Potassium Chloride	7447-40-7	10.00%	0.00000%	
-	-	-	Sodium Chlorite	7758-19-2	15.00%	0.00000%	
Alpha 125	BJ	Biocide	Glutaraldehyde	000111-30-8	30.00%	0.00000%	
Alpha 1427	BJ	Biocide	Glutaraldehyde	000111-30-8	30.00%	0.00000%	
-	-	-	Quaternary Ammonium Chloride	007173-51-5	10.00%	0.00000%	
-	-	-	Alkyl Dimethyl Benzyl Ammonium Chloride	068424-85-1	7.00%	0.00000%	
-	-	-	Ethanol	000064-17-5	5.00%	0.00000%	
-	-	-	Water	007732-18-5	60.00%	0.00000%	
Cat-10	Economy	Breaker Catalyst	Proprietary	N/A	100.00%	0.00000%	
XL-5	Economy	Zirconate Crosslinker	Zirconium Complex	N/A	60.00%	0.00000%	
-	-	-	Methanol	67-56-1	80.00%	0.00000%	
GS-101	Economy	Gel Stabilizer	Proprietary	Mixture	100.00%	0.00000%	
SUAG-1	Economy	Acid Gellant	Methanol	67-56-1	100.00%	0.00000%	
FM-1	Economy	Foamer	Surfactants	Mixture	100.00%	0.00000%	
BR-36	Economy	Gel Breaker	Sodium Bromate	7789-38-0	100.00%	0.00000%	
BR-ELHP	Economy	Gel Breaker	Cellulase Enzyme	N/A	100.00%	0.00000%	
BR-33	Economy	Gel Breaker	ESTER	N/A	99.00%	0.00000%	
BR-32	Economy	Gel Breaker	ESTER	N/A	99.00%	0.00000%	
B-55	X-Chem	Biocide	Tributyl Tetradecyl Phosphonium Chloride	81741-28-8	5.00%	0.00000%	
						0.00000%	

*Total Water Volume sources may include fresh water, produced water, and/or recycled water

** information is based on the maximum potential for concentration and thus the total may be over 100%

All component information listed was obtained from the supplier' s Material Safety Data Sheets (MSDS). As such, the Operator is not responsible for inaccurate and/or incomplete information. Any questions regarding the content of the MSDS should be directed to the supplier who provided it. The Occupational Safety and Health Administration' s (OSHA) regulations govern the criteria for the disclosure of this information. Please note that Federal Law protects "proprietary", "trade secret", and "confidential business information" and the criteria for how this information is reported on an MSDS is subject to 29 CFR 1910.1200(i) and Appendix D.